Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Home Depot Inc. (HD)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow®does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Home Depot Inc. (HD)
Vote Yes: Item # 6 – Report on Packaging Policies for Plastics

Annual Meeting: May 22, 2025

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders request the Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could match its peers by committing to make all its packaging curbside recyclable, reusable, or compostable.

SUPPORTING STATEMENT: The report should, at Board discretion:

•	Quantify the weight of total plastic packaging used by the Company;
•	Set a time-bound goal to make all its packaging curbside recyclable, reusable, or compostable; and
•	Describe planned reduction strategies or goals, materials redesign, transition to reusables, substitution, or reductions in Company use of plastic packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1 The growing plastic pollution crisis poses increasing risks to the Company and shareholders. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.2 Governments around the world are increasingly taxing corporations for single-use plastic (SUP) packaging, including new laws in Maine, Minnesota, Oregon, Colorado, and California.3 The European Union has banned ten SUP products commonly found in ocean pollution and imposed a tax on non-recycled plastic packaging waste.4

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf , p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf , p.9

3 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws#:~:text=Maine%20and%20Oregon%20were%20the,implementation%20timelines%20and%20critical%20milestones

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

2025 Proxy Memo Home Depot| Report on Packaging Policies for Plastics

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave, concluded that improved recycling alone is insufficient to address plastic pollution – instead, recycling must be coupled with reductions in use, materials redesign, and substitution. At least one-third of plastic use must be reduced to cut 80% of ocean plastic pollution by 2040, and reduction is the most viable solution from environmental, economic, and social perspectives.5

Competitors Walmart and Target have adopted goals to make their private brand plastic packaging recyclable, reusable, or compostable by 2025, and Lowe’s has agreed to do the same by 2030. Home Depot has not adopted such goals. Further, the Company is not a participant in the largest pre-competitive corporate initiative to address plastic pollution, the New Plastics Economy Global Commitment. The company should match its peers by setting a goal to make its packaging curbside recyclable, reusable, or compostable by a certain date, and disclose total plastic packaging volume so the goal can be properly evaluated.

RATIONALE FOR A YES VOTE

1.	Home Depot is exposed to potential economic and environmental risk as global leaders and scientists call for drastic global reductions in plastic pollution.

2.	The company has not aligned its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

3.	Competitors have done more than The Home Depot to reduce plastic use.

DISCUSSION

1.	Home Depot is exposed to potential economic and environmental risk as global leaders and scientists call for drastic global reduction in plastic pollution.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and its wide range of negative effects on human and environmental health. Global leaders from nearly 200 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable single use packaging.6 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.7 Twelve national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.8

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5 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

6 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

7 https://www.businessforplasticstreaty.org/

8 https://ellenmacarthurfoundation.org/the-plastics-pact-network

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2025 Proxy Memo Home Depot| Report on Packaging Policies for Plastics

Extended Producer Responsibility (EPR) is a system in which brand producers are held responsible for all or most of the costs of managing disposable of packaging at its end of life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.9 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.10 New laws to this effect were recently passed in Maine, Minnesota, Oregon, Colorado, and California.11

EPR laws often encompass reducing virgin plastic use, making all packaging recyclable, and transitioning from disposable to reusable packaging.

The company has not publicly shared any analysis of the growing risks associated with its plastic packaging or assessed the benefits of significantly reducing the amount of plastic packaging used. The Company says it has encouraged supplier innovation in packaging design with a priority focus on plastic reduction and has set a goal of reducing or converting 200 million pounds (100,000 tons) of virgin plastic by 2028. However, without disclosing its total plastic use, it is not possible for investors to evaluate the size of this reduction relevant to peers. Further, it does not represent an absolute reduction of plastic use or a commitment to make all packaging recycling as peers have done.

2.	The company has not aligned its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

In 2020, the Pew Report concluded that the reduction of plastic use – largely through reuse, redesign, and improved recycling – is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.12

The watershed Pew Report states that corporate commitments to date are insufficient to tackle ocean plastic pollution and that all corporations must reduce their virgin plastic use by one third, redesign packaging to be recyclable, and replace single-use packaging, including with reusables, where possible. These actions would achieve an 80% reduction of ocean plastic pollution by 2040. The Company’s stated commitment to a 100,000-ton reduction does not indicate if this is close to one-third of its plastic usage.

The company is notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment. More than 100 participating companies have adopted goals under the Commitment in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including significant efforts to take action on the Pew Report recommendations above (reduce plastic use and make all packaging recyclable).

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9 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

10 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

11 https://www.packagingdive.com/news/minnesota-packaging-producer-responsibility-walz/716743

12 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2025 Proxy Memo Home Depot| Report on Packaging Policies for Plastics

3.	Competitors have done more than The Home Depot to reduce plastic use.

In contrast to the Company, nearly 100 consumer goods and retail companies have pledged to make all packaging reusable, recyclable, or compostable by 2025.13 Direct competitor Lowe’s has set a goal to make all its private brand packaging recyclable, reusable, or compostable by 2030.14 Competitors Target and Walmart have set goals to make packaging recyclable, reusable, or compostable by 2025 and in addition, have disclosed total plastic usage and set a public plastic reduction goal. Following engagement with As You Sow, Walmart agreed to reduce total virgin plastic use by 15% (180,000 tons) throughout the company’s plastic packaging footprint by 2025. Target Corp also agreed to reduce annual total virgin plastic in its owned brand packaging by 20% (14,000 tons) by 2025, following engagement with As You Sow. Both competitor companies also disclose the total volume of plastic packaging they use, whereas Home Depot does not.

RESPONSE TO HOME DEPOT BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company’s statement in opposition asserts that one reason the Company has not set goals to make its packaging recyclable, reusable, or compostable by a certain date is that there are no uniform standards that would allow it to have all its packaging recyclable, reusable, or compostable. It notes that jurisdictions vary on what they accept through curbside collection programs. This is the same situation faced by all its peers, yet this has not stopped nearly 100 companies from setting such goals. Many of these companies are working with regulators, competitors and industry groups to secure markets for collected materials and to increase uniformity of collection. Home Depot should be involved in similar activities.

In areas with EPR laws, companies join producer responsibility organizations and work to find ways to reduce packaging waste through innovative design and increased use of recycled materials, which moves the process closer to a circular economy. Producers that place packaging into commerce that cannot be recycled often pay a higher EPR fee as an incentive to induce them to switch to a recyclable alternative.15

The plastics crisis has such severe implications that The Home Depot cannot wait for uniform market conditions to set goals. The company will benefit by joining its peers and setting a goal to make its packaging recyclable, reusable, or compostable by a specific date; investors will benefit by Home Depot disclosing its total plastic packaging volume so the goal can be properly evaluated.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 6.

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For questions, please contact Conrad MacKerron, As You Sow, mack@asyousow.org.

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13 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports

14 https://corporate.lowes.com/sites/lowes-corp/files/2024-09/Lowes_2023_CRR_9.30.24.pdf

15 https://www.recyda.com/blog/unwrapping-eco-modulation-why-you-should-take-a-closer-look-at-your-epr-fees-today

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2025 Proxy Memo Home Depot| Report on Packaging Policies for Plastics

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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